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                                                               November 20, 1998

To the Stockholders of CalMat Co.:

    I am pleased to report that on November 14, 1998, CalMat Co. (the "Company") entered into an Agreement and Plan of Merger (the "Merger Agreement") with ALB Acquisition Corporation, a Delaware corporation (the "Purchaser") and a wholly owned subsidiary of Vulcan Materials Company, a New Jersey corporation ("Parent"), that provides for the acquisition of all of the Common Stock, par value $1.00 per share (including the associated common share purchase rights, the "Shares"), of the Company by the Purchaser at a price of $31.00 per Share net to the seller in cash, without interest. Under the terms of the proposed transaction, the Purchaser has commenced a tender offer (the "Offer") for all outstanding Shares at $31.00 per Share net to the seller in cash, without interest. The Offer is currently scheduled to expire at 12:00 Midnight, New York City time, on January 1, 1999, unless the Offer is extended.

    Following the successful completion of the Offer and upon approval by stockholder vote, if required, the Purchaser will be merged with and into the Company (the "Merger") and all Shares not purchased in the Offer will be converted into the right to receive, without interest, an amount in cash equal to $31.00 per Share or such greater amount which may be paid pursuant to the Offer.

    YOUR BOARD OF DIRECTORS HAS UNANIMOUSLY APPROVED THE MERGER AGREEMENT, THE OFFER AND THE MERGER, DETERMINED THAT THE OFFER AND THE MERGER ARE FAIR TO, AND IN THE BEST INTERESTS OF, THE HOLDERS OF SHARES AND RECOMMENDS THAT ALL HOLDERS OF SHARES ACCEPT THE OFFER AND TENDER THEIR SHARES PURSUANT TO THE OFFER.

    Accompanying this letter is a copy of the Company's Solicitation/Recommendation Statement on Schedule 14D-9 and the Company's Information Statement pursuant to Section 14(f), each filed by the Company with the Securities and Exchange Commission. The Board of Directors of the Company has received an opinion of Credit Suisse First Boston Corporation, financial advisor to the Company, as to the fairness from a financial point of view of the $31.00 per Share cash consideration to be received by the holders of Shares in the Offer and the Merger.

    Also accompanying this letter is a copy of the Offer to Purchase and related materials of Parent, including a Letter of Transmittal for use in tendering Shares. These documents set forth the terms and conditions of the Offer and provide instructions as to how to tender your Shares.

    WE URGE YOU TO READ EACH OF THE ENCLOSED MATERIALS CAREFULLY.

    The management and directors of CalMat Co. thank you for the support you have given the Company.

                                          Sincerely,

                                                        [LOGO]

                                          A. Frederick Gerstell
                                          Chairman and Chief Executive Officer